Exhibit 99.2

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Annual General Meeting of Unilever PLC: Proxy Form for voting
When you have completed and signed this form, please return it to Computershare in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 11.00am on Monday 11 May 2009.
For further information on completing your Proxy Form, including how to send it using the internet, see reverse.
Please complete using black ink as this form will be scanned.
I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint the Chairman of the meeting or the following person

*
Please put an ‘X’ in this box to indicate that this Proxy
appointment is one of multiple appointments being made.

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).
as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Annual General Meeting of the Company to be held at 11.00am on Wednesday 13 May 2009 and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolutions as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of any Resolutions where no such indication is made and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.
* For the appointment of more than one Proxy, please refer to question 3 overleaf.
Resolutions
Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below.

Vote
	For	Against	withheld
1. To receive the Report and Accounts for the year ended 31 December 2008	☐	☐	☐
2. To approve the Directors’ Remuneration Report for the year ended 31 December 2008	☐	☐	☐
3. To declare a dividend of 40.19p on the Ordinary shares	☐	☐	☐
4. To re-elect Mr J A Lawrence as a Director	☐	☐	☐
5. To re-elect Mr P G J M Polman as a Director	☐	☐	☐
6. To re-elect The Rt Hon The Lord Brittan of Spennithorne QC, DL as a Director	☐	☐	☐
7. To re-elect Professor W Dik as a Director	☐	☐	☐
8. To re-elect Mr C E Golden as a Director	☐	☐	☐
9. To re-elect Dr B Grote as a Director	☐	☐	☐
10. To re-elect Mr N Murthy as a Director	☐	☐	☐
11. To re-elect Ms H Nyasulu as a Director	☐	☐	☐
12. To re-elect Mr K J Storm as a Director	☐	☐	☐
13. To re-elect Mr M Treschow as a Director	☐	☐	☐
14. To re-elect Mr J van der Veer as a Director	☐	☐	☐

Vote
	For	Against	withheld
15. To elect Professor L O Fresco as a Director	☐	☐	☐
16. To elect Ms A M Fudge as a Director	☐	☐	☐
17. To elect Mr P Walsh as a Director	☐	☐	☐
18. To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company	☐	☐	☐
19. To authorise the Directors to fix the remuneration of the Auditors	☐	☐	☐
20. To renew the authority to Directors to issue shares	☐	☐	☐
21. To renew the authority to Directors to disapply pre-emption rights	☐	☐	☐
22. To renew the authority to the Company to purchase its own shares	☐	☐	☐
23. To authorise Political Donations and Expenditure	☐	☐	☐
24. To shorten the Notice period for General Meetings	☐	☐	☐
25. To amend the Equalisation Agreement	☐	☐	☐

A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a Resolution.

Go online! Turn over to find out how to send your Proxy	Please put an ‘X’ in this box if signing on behalf
voting instructions electronically. Institutional investors:	of the member under Power of Attorney or other authority.
see overleaf for details of CREST Proxy voting.
Note: please do not use this form for changes of address
or other matters relating to your shareholding.

		E631
			Signature
PIN:	SRN:
			Date	2009

CONTROL NUMBER: 910059	Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.

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Meeting of Ordinary Shareholders: Proxy Form for voting
When you have completed and signed this form, please return it to Computershare in the enclosed envelope. No stamp is required if you are resident in the UK. To be valid, this form must be signed and received by no later than 12 noon on Monday 11 May 2009.
For further information on completing your Proxy Form, including how to send it using the internet, see reverse. Please complete using black ink as this form will be scanned.
I/We, the undersigned, being a member/members of Unilever PLC, hereby appoint the Chairman of the meeting or the following person

*	Please put an ‘X’ in this box to indicate that this Proxy appointment is one of multiple appointments being made.

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).
as my/our Proxy to attend and, if a poll is called, to vote on my/our behalf at the Meeting of Ordinary Shareholders to be held at 12 noon on Wednesday 13 May 2009 (or, if later, as soon thereafter as the Annual General Meeting of Unilever PLC to be held at the same place at 11.00am on Wednesday 13 May 2009 shall have been concluded or adjourned) and at any adjournments of that Meeting. I/We direct that my/our vote(s) be cast or withheld on the Resolution as set out in the Notice of Meeting as indicated by an ‘X’ in the appropriate box below and, in respect of the Resolution where no such indication is made and/or on any other business which may properly come before the Meeting, in such manner as my/our Proxy thinks fit.
* For the appointment of more than one Proxy, please refer to question 3 overleaf.
Resolution
Please indicate your voting instructions to your Proxy with an ‘X’ in the appropriate box below.

Vote
	For	Against	withheld
1 To amend the Equalisation Agreement	☐	☐	☐
A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of the votes ‘For’ and ‘Against’ a Resolution.

Go online! Turn over to find out how to send your Proxy voting instructions electronically. Institutional investors: see overleaf for details of CREST Proxy voting.	Please put an ‘X’ in this box if signing on behalf of the member under Power of Attorney or other authority.
	Note: please do not use this form for changes of address or other matters relating to your shareholding.		☐

E632	Signature

PIN: SRN:	Date	2009

CONTROL NUMBER: 910060 +
Kindly note: This form is issued only to the addressee(s) and is specific to the class of security and the unique designated account printed hereon. This personalised form is not transferable between different (i) account holders, (ii) classes of security or (iii) uniquely designated accounts. The issuer and Computershare accept no liability for any instruction that does not comply with these conditions.
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Attendance card
Annual General Meeting and separate
Meeting of Ordinary Shareholders
The Queen Elizabeth II
Conference Centre, Broad
Sanctuary, Westminster,
London SW1P 3EE
At 11.00am on Wednesday 13 May 2009 for the AGM and at 12noon on Wednesday 13 May 2009 for the separate Meeting of Ordinary Shareholders
If you attend the Meetings please sign this card and hand it in on arrival. Please read the attendance notes overleaf.

Signature	SRN:

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Unilever PLC
Form to elect to receive full Annual Report and Accounts

Unilever’s full report and accounts is contained in the Unilever Annual Report and Accounts 2008.
In future years, unless you now elect to the contrary, you will receive only the Unilever Annual Review and separate Summary Financial Statement.
If, however, you would like to receive the Unilever Annual Report and Accounts in future years, please mark a cross (X)
in the box below and return the card with your Proxy Forms in the envelope provided.
Whatever you decide, you may change your election at any time by writing to:
Computershare Investor Services PLC The Pavilions Bridgwater Road Bristol BS99 7NH
E633
SRN:

I wish to receive the Unilever Report and Accounts for 2009 and for all future financial years.	☐	Signature

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Notes: attendance at the Annual General Meeting and the Meeting of Ordinary Shareholders (the “Meetings”)
☐	If you are attending the Meetings please sign this card, bring it with you and hand it in on arrival. It will speed up your admission to the Meetings.

☐	For your safety and security, there may be checks and bag searches of those attending the Meetings. We recommend you arrive a little early to allow time for these procedures.

☐	Tea and coffee will be available from 10.15am. Please note that a sandwich lunch will follow the Meetings.

☐	Cameras, recording equipment and other items which might interfere with the good order of the Meetings will not be permitted in the hall.

☐	The Queen Elizabeth II Conference Centre offers access for disabled shareholders and a loop system for the hearing impaired. If you have any special access requirements please contact the Unilever Corporate Secretaries Department in advance on 020 7822 5927.

Be a greener shareholder
If you receive shareholder communications by post, you can do your bit for the environment by not only reading our Annual Review and Summary Financial Statement online, but also choosing to receive your Proxy Form voting instructions via e-mail and voting electronically, rather than having mailed paper versions. It certainly makes environmental sense. Visit www.unilever.com/shareholderservices and select the e-communication option.
Go online! How to send your Proxy voting instruction electronically
Unilever is committed to electronic communications and we are pleased to be able to offer our shareholders the opportunity to submit your Proxy Forms using the internet. Even though you have received paper versions of your Proxy Forms, you can still complete and submit electronic versions to the Registrars.
What you need to do: just log on to www.unilever.com/shareholderservices click on AGM & Voting, and select the electronic voting option. To do this, you will need your Shareholder Reference Number (SRN), five-digit PIN and six-digit Control Number, all of which are shown on the front of the Proxy Forms. Then just follow the instructions. Once you have submitted your votes for the AGM, you will be redirected to the homepage where you will be asked to input your details again in order to submit your votes for the Meeting of Ordinary Shareholders.
Institutional investors: voting via CREST
This year the deadline for voting via the CREST voting system is 11.00am on Monday 11 May 2009 for the AGM and 12noon on Monday 11 May 2009 for the Meeting of Ordinary shareholders.

Completing your Proxy Form for the Meeting of Ordinary Shareholders:
questions and answers
1	I am planning to attend the Meeting of Ordinary Shareholders. Do I need to complete the Proxy Form or bring it with me?

No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meetings.

2	I am unable to come to the Meeting of Ordinary Shareholders and would like someone else to attend in my place. What do I do?

Please enter the name of the person you would like to attend the Meeting of Ordinary Shareholders in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Computershare Registrars in the envelope provided, to arrive with them no later than 12noon on Monday 11 May 2009. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish, and for further information please see question 3.

3	How do I appoint more than one Proxy?

You may appoint more than one Proxy in relation to your shareholding provided that each Proxy is appointed to exercise the rights attached to a different share or shares. To do this you must complete a separate form for each Proxy. You can either copy this form, or obtain additional copies from Computershare Registrars on 0870 600 3977. Please indicate the Proxy’s name in the space provided and state the number of shares for which you are authorising them to act on your behalf in the box to the right of their name. Please also remember to put an ‘X’ in the box to the right to make clear that the appointment is one of a multiple and return all of the Proxy appointments together in the same envelope.

4	Can I tell my Proxy how they should cast my votes?

As a member, you are entitled to appoint a Proxy (who need not be a member) to exercise all or any of your rights to attend, speak and vote at a general meeting. If you wish your Proxy to vote in a particular way or withhold a vote, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Vote withheld’ box for the Resolution.

5	What if I do not give my Proxy instructions on how to vote?

You should note that if you do not give any voting instructions in relation to the Resolution, your Proxy will have authority to vote or to withhold a vote on the Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to the Resolution) which properly comes before the Meeting, as he/she thinks fit.

6	What is the effect of a ‘Vote withheld’ instruction?

If you wish to have the fact that you prefer not to vote on the Resolution recorded, you should instruct your Proxy to withhold such vote. A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ and ‘Against’ the Resolution.

7	I am unable to attend the Meeting of Ordinary Shareholders or to send someone else in my place. Can I still cast my votes?

Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 4 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on the Resolution.

8	Must I cast all my votes in one way?

No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on the Resolution with some shares ‘For’, some shares ‘Against’ and register a ‘Vote withheld’ with others, please write the appropriate number of shares in each box.

9	We are registered as joint holders of the shares. What happens?

Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or ‘Vote withheld’ of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.
10	Can I change my Proxy appointment?

Yes. When two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

11	I may be able to come to the Meeting of Ordinary Shareholders at the last minute. What happens if I have already appointed a Proxy?

You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

12	I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other authority). What should I do?

Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a certified copy of it. Certified copies will not be returned to you.

13	The registered member is a limited company. How does it appoint a Proxy?

In the case of a member which is a company, the Proxy Form must be executed either (i) under its common seal; or (ii) signed on its behalf by an officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual or individuals to attend the Meeting as its corporate representative(s), by providing a letter to that effect, duly signed by an authorised officer of the company. Arrangements will be put in place at the Meeting so that, on a poll, if more than one corporate representative for the same corporate member completes a poll card, then one of those corporate representatives is treated as the designated corporate representative to cast (or withhold) votes on the poll and the other corporate representatives for that member give directions to that designated corporate representative as to how votes are to be cast (or withheld).

14	I have recently sold/am planning to sell my shares. What is the cut-off date for attending the Meeting of Ordinary Shareholders?

You are entitled to attend and vote at the Meeting of Ordinary Shareholders, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 6.00pm on Monday 11 May 2009. Any changes to the Register of Members after that time are disregarded for the purposes of the Meeting of Ordinary Shareholders.

15	I hold my Shares in CREST. How may I appoint a Proxy?

If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) not later than 12noon on Monday 11 May 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST Manual. The Company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completing your Proxy Form for the Annual General Meeting:
questions and answers
1	I am planning to attend the AGM. Do I need to complete the Proxy Form or bring it with me?

No. Please bring the attached Attendance Card with you, as this will speed up your admission to the Meeting.

2	I am unable to come to the AGM and would like someone else to attend in my place. What do I do?

Please enter the name of the person you would like to attend the AGM in your place (your ‘Proxy’) in the space provided on the form, sign and date the form, and return it to Computershare Registrars in the envelope provided, to arrive with them no later than 11.00am on Monday 11 May 2009. Your Proxy does not have to be a shareholder of the Company. You may appoint more than one Proxy if you wish, and for further information please see question 3.

3	How do I appoint more than one Proxy?

You may appoint more than one Proxy in relation to your shareholding provided that each Proxy is appointed to exercise the rights attached to a different share or shares. To do this you must complete a separate form for each Proxy. You can either copy this form, or obtain additional copies from Computershare Registrars on 0870 600 3977. Please indicate the Proxy’s name in the space provided and state the number of shares for which you are authorising them to act on your behalf in the box to the right of their name. Please also remember to put an ‘X’ in the box to the right to make clear that the appointment is one of a multiple and return all of the Proxy appointments together in the same envelope.

4	Can I tell my Proxy how they should cast my votes?

As a member, you are entitled to appoint a Proxy (who need not be a member) to exercise all or any of your rights to attend, speak and vote at a general meeting. If you wish your Proxy to vote in a particular way or withhold a vote, please put an ‘X’ in the appropriate ‘For’, ‘Against’ or ‘Vote withheld’ box for each Resolution.

5	What if I do not give my Proxy instructions on how to vote?

You should note that if you do not give any voting instructions in relation to a Resolution, your Proxy will have authority to vote or to withhold a vote on that Resolution as he/she thinks fit. A Proxy will also have authority to vote or to withhold a vote on any other business (including amendments to Resolutions) which properly comes before the Meeting, as he/she thinks fit.

6	What is the effect of a ‘Vote withheld’ instruction?

If you wish to have the fact that you prefer not to vote on a Resolution recorded, you should instruct your Proxy to withhold such vote. A ‘Vote withheld’ is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ and ‘Against’ the relevant Resolution.

7	I am unable to attend the AGM or to send someone else in my place. Can I still cast my votes?

Yes. The Proxy Form provides for you to appoint the Chairman of the Meeting as your Proxy. Just leave the space blank, and sign and return the form, as in (2) above. You can either indicate your voting instructions (see 4 above), or allow the Chairman to vote at his discretion. Your vote will then be counted in the event of a poll on any of the Resolutions.

8	Must I cast all my votes in one way?

No. An ‘X’ in the box will indicate that your total holding should be voted in one way. However, if you wish to vote on a Resolution with some shares ‘For’, some shares ‘Against’ and register a ‘Vote withheld’ with others, please write the appropriate number of shares in each box.

9	We are registered as joint holders of the shares. What happens?

Any or all joint holders may attend the Meeting, although only one holder may vote in person or by Proxy. Only one holder need sign the Proxy Form. If more than one holder is present at the Meeting, or if more than one Proxy Form is received in respect of a joint holding, only the vote or ‘Vote withheld’ of the ‘senior’ holder will be accepted. Seniority is determined by the order in which the joint holders’ names appear on the Register of Members.
10	Can I change my Proxy appointment?

Yes. When two or more valid but differing appointments of a Proxy are received in respect of the same share for use at the same meeting, the one which is last received (regardless of its date or the date of its signature) shall be treated as replacing and revoking the others as regards that share. If the Company is unable to determine which was last received, none of them shall be treated as valid in respect of that share.

11	I may be able to come to the AGM at the last minute. What happens if I have already appointed a Proxy?

You are still entitled to attend the Meeting and vote in person. Any instructions given to your Proxy will then be ineffective.

12	I am completing and signing the Proxy Form on behalf of the member under a Power of Attorney (or other authority). What should I do?

Please put an ‘X’ where requested in the relevant box next to your signature on the Proxy Form. When you return the Proxy Form, you must include the Power of Attorney or authority, or a certified copy of it. Certified copies will not be returned to you.

13	The registered member is a limited company. How does it appoint a Proxy?

In the case of a member which is a company, the Proxy Form must be executed either (i) under its common seal; or (ii) signed on its behalf by an officer, representative or attorney of the company, whose capacity should be stated. Alternatively, the company may appoint an individual or individuals to attend the Meeting as its corporate representative(s), by providing a letter to that effect, duly signed by an authorised officer of the company. Arrangements will be put in place at the AGM so that, on a poll, if more than one corporate representative for the same corporate member completes a poll card, then one of those corporate representatives is treated as the designated corporate representative to cast (or withhold) votes on the poll and the other corporate representatives for that member give directions to that designated corporate representative as to how votes are to be cast (or withheld).

14	I have recently sold/am planning to sell my shares. What is the cut-off date for attending the AGM?

You are entitled to attend and vote at the AGM, or to appoint a Proxy, in respect of the number of shares registered in your name in the Register of Members as at 6.00pm on Monday 11 May 2009. Any changes to the Register of Members after that time are disregarded for the purposes of the AGM.

15	I hold my Shares in CREST. How may I appoint a Proxy?

If you are a user of the CREST system (including a CREST Personal Member), you may appoint one or more Proxies or give an instruction to a Proxy by having an appropriate CREST message transmitted. To appoint a Proxy or to give an instruction to a Proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by the issuer’s agent (ID number 3RA50) not later than 11.00am on Monday 11 May 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. CREST Personal Members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing Proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST Manual. The Company may treat as invalid a Proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.